www.linkedin.com/in/andrew-shaker (LinkedIn)

Top Skills

Online Advertising

Lead Generation

Mobile Advertising

Languages

Russian (Elementary)

English (Native or Bilingual)

Certifications

Russian Language Studies Level II

Andrew Shaker

Founder @Phone2

Orange County, California, United States

Summary

Founder at Phone2.

Andrew is an entrepreneur with a background in digital advertising and telecom, based out of Orange County, California. Andrew has established a track record of project management and bringing-to-market a diverse range of products such as enterprise ad servers, messaging applications and sports data platforms (live sports betting).

He specializes in working with client-facing teams such as sales, business development, marketing and customer service.

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Experience

Phone2

Co-Founder

January 2022 - Present (8 months)

Irvine, California, United States

Phone2 is a business telephone for your team. Share multiple phone numbers with multiple team members! Think... Slack, but with a telephone numbers :)

Slango

Founder

December 2016 - June 2021 (4 years 7 months)

Orange County, California Area

International calling platform. Elastic SIP trunking with global coverage.

VillaBet

Co-founder

May 2015 - August 2017 (2 years 4 months)

Worldwide

Betting on sports / Focusing on Mexico and Argentina. Acquired by a major gaming company in 2018.

Clickky
COO
October 2013 - March 2014 (6 months)
Odessa, Ukraine

Clickky is full-service global performance advertising platform that is focused
on mobile and web performance-based campaigns. Since 2010, the company
has marketed campaigns in almost every Geo. Clickky includes its own affiliate
network, mobile offerwall advertising network, and up-to-date media buying
technology.

This allows us to offer a wide range of advertising tools for agencies, networks
and direct advertisers as well as effective and up-to-date monetization
solutions for affiliates. Clickky's advertisers pay only for delivered results.
Working directly with many direct advertisers and agencies, Clickky offers only
premium campaigns for its publishers and partners.

Genome Ad Group
Director of EMEA
January 2012 - September 2013 (1 year 9 months)

Bringing large volumes of first time depositors (FTD's) to online sports betting
firms in major European and Australasian markets: UK, Italy, France, Australia
and Ukraine - for both web, WAP and most recently, in CPI downloads.

Babel Ad Group
Managing Partner
February 2007 - March 2013 (6 years 2 months)
Gig Harbor, WA

Affiliate marketing. Lead generation for all the major verticals in the US/UK /
CA.

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Education

The University of North Dakota
Master of Arts (M.A.), Economics · (2007 - 2009)

Minsk State Linguistic University
Certificate, Russian · (2014 - 2015)

The University of North Dakota
BA, Economics · (2003 - 2007)

Gig Harbor High School

· (1999 - 2003)